SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            Tel-Save Holdings, Inc.
          ---------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)




                                    879176105
                                 (CUSIP Number)




                                 Daniel Borislow
                                 6805 Route 202
                               New Hope, PA 18938
                               Tel. (215) 862-1500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 1997
             (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

             Check the following box if a fee is being paid with this statement:
[ ]

                                  SCHEDULE 13D

CUSIP No. 879176105
--------------------------------------------------------------------------------


(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

Mr. Daniel Borislow
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

     Not applicable
--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     American
--------------------------------------------------------------------------------
Number of                (7)  Sole Voting Power
Shares                             15,446,540*
Beneficially             -------------------------------------------------------
Owned by                 (8)  Shared Voting Power
Each Reporting                     8,790,000
Person With              -------------------------------------------------------
                         (9)  Sole Dispositive Power
                                  14,749,000*
                         -------------------------------------------------------
                         (10) Shared Dispositive Power
                                  1,200,000
                         -------------------------------------------------------
*Subject to the restrictions described in Item 5 of
Schedule 13D.
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      24,236,540
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)            [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      38.53%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)           IN
--------------------------------------------------------------------------------

             This Amendment No. 2 restates and amends Items 4, 5, 6 and 7 of the
Schedule 13D (the "Schedule 13D") of the Reporting Person (as such term is defined therein) dated October 5, 1995 as amended on April 24, 1996. Capitalized terms have the same meanings as in the Schedule 13D.

             Item 1.         Security and Issuer.
                             -------------------
             (a) This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Tel-Save Holdings, Inc. (the "Company").

             (b) The Company's principal executive offices are located at 6805 Route 202, New Hope, Pennsylvania
18938.

             Item 2.         Identity and Background.
                             -----------------------
             (a) Name: This Statement is being filed by Daniel M. Borislow (the "Reporting Person"). The filing of this Statement shall not be construed as an admission (i) that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule, or (ii) that this Schedule is legally required to be filed by the Reporting Person.

             (b) Residence or Business  Address:  The business address of Daniel
M. Borislow is 6805 Route 202, New Hope, Pennsylvania 18938.

             (c) Principal Occupation/Business: The principal occupation of Daniel M. Borislow is Chairman and Chief Executive Officer of the Company.

             (d) Criminal Convictions: The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) Court or Administrative Proceedings: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Citizenship: The Reporting Person is a citizen of the United States.

             Item 3.         Source and Amount of Funds or Other
                             -----------------------------------
                             Considerations.
                             ---------------

             On September 22, 1995, the shares of Tel-Save, Inc., a Pennsylvania corporation (the "Predecessor Corporation"), owned by its existing stockholders (the Reporting Person and Paul Rosenberg) were contributed to the Company pursuant to a Plan of Reorganization dated as of August 28, 1995 (the "Plan"). Under the Plan, the Reporting Person exchanged all of his shares of the Predecessor Corporation for 7,020,000 shares of Common Stock of the Company plus loans of up to $5,000,000.

             Item 4.         Purpose of Transaction.
                             -----------------------

             The Reporting Person acquired the shares of Common Stock for investment purposes in connection with the Reorganization described in Item 3.

             The Reporting Person may dispose of all or a portion of the Company's securities held by him depending upon market prices of such shares, subject to the limitations described in Item 6.

             Except as described above, the Reporting Person has no present plans or proposals which relate to or would result in any of the following:

             (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) Any material change in the present capitalization or dividend policy of the Company;

             (f) Any other material change in the Company's business or corporate structure;

             (g) Any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

             (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

             (j) Any action similar to any of those enumerated above.

             Item 4 was amended on April 24, 1996 as follows:

             On April 19, 1996, the "Company" completed a public offering of 9,000,000 shares of Common Stock. Of the 9,000,000 shares offered and sold, the Company sold 8,250,000 shares and the Reporting Person sold 750,000 shares.

             Item 4 is hereby amended as follows:

             On March 10, 1997, the Reporting Person sold 3,911,000 shares to certain purchasers in a private sale; in addition, the Reporting Person has agreed to place 1,564,400 in escrow for the benefit for such purchaser(s) under the terms and conditions described in Item 5b.

             Item 5.         Interests in Securities of the Issuer.
                             --------------------------------------

             (a)  Beneficial Ownership and (b) Voting and Dispositive Powers:
                  -----------------------------------------------------------

             Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this Statement are incorporated herein by reference.

             The Reporting Person and Mr. Rosenberg entered into a voting trust agreement pursuant to which the Reporting Person will retain voting power over Mr. Rosenberg's 2,530,000 shares of Common Stock for ten years; however, the voting trust agreement is terminable by Mr. Rosenberg at any time and Mr. Rosenberg is not required to place his shares in trust until requested by the Reporting Person.

             The Reporting Person has been advised of the following facts by Mr. Rosenberg. The business address of Mr. Rosenberg is 600 North 4th Street, Philadelphia, Pennsylvania 19123. The principal occupation of Mr.

Rosenberg is owner and operator of National Telecoin Corporation. During the last five years, Mr. Rosenberg has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Mr. Rosenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Rosenberg is a citizen of the United States.

             The Reporting Person is the voting trustee for two (2) voting trusts that have substantially similar terms, one which holds 247,540 shares of Common Stock of the Company owned by Collective Communications Services, Inc. ("CCS), a Pennsylvania corporation ("the CCS Voting Trust") and one which holds 450,000 shares of Common Stock of the Company owned by Network Plus, Inc. ("Network Plus"), a Massachusetts corporation ("Network Plus Voting Trust"). Pursuant to the terms of each of the Voting Trusts, each of CCS and Network Plus may sell the shares of common stock in the respective Voting Trusts at any time, and each of the Voting Trusts will dissolve whenever CCS or Network Plus sells all of the shares of common stock contained in the respective Voting Trust. The Company has a right of first refusal upon sale or transfer of the by Network Plus and CCS of shares in the respective Voting Trusts.

              The aggregate number and percentage of outstanding shares beneficially owned by the Reporting Person are set forth below. Unless otherwise indicated, the Reporting Person has sole voting and dispositive power with respect to the shares listed.

                                                  Beneficial Ownership
                                              ------------------------------
               Name                           Number of Shares    Percentage
               ----                           ----------------    ----------

             Daniel Borislow                  24,236,540(1)        38.53%(2)

(1) Includes 1,564,400 shares subject to a stock purchase agreement and an escrow agreement that may be acquired by the purchasers under certain circumstances described in paragraph (c) below. Also includes 300,000 shares that may be acquired upon the exercise of stock options.

(2) Based upon 62,887,998 shares outstanding as of March 10, 1997. In calculating the beneficial ownership percentage for the Reporting Person, shares of Common Stock subject to options held by the Reporting Person are added to the total number of shares of Common Stock outstanding.

                  On March 10, 1997, the Reporting Person sold 3,911,000 shares pursuant to the terms of a Stock Purchase Agreement dated March 10, 1997 (the "Stock Purchase Agreement") by and between the Reporting Person and MFS/SUN Life Series Trust on behalf of Capital Appreciation Series, Sun Life Assurance Company of Canada (U.S.) on behalf of Capital Appreciation Variable Account, MFS Growth Opportunities Fund, MFS Series Trust II on behalf of MFS Emerging Growth Fund, Putnam OTC & Emerging Growth Fund and Conseco Capital Management (the "Purchasers"). The price per share was $16.50. Pursuant to the Stock Purchase Agreement, the Reporting Person entered into an escrow agreement (the "Escrow Agreement") with the Purchasers and an escrow agent. Under the Stock Purchase Agreement and the Escrow Agreement, the Reporting Person deposited 1,564,400 shares in escrow, to be held for the benefit of the Purchasers and to be distributed to them (in part or in full) in the event that the average current market of the shares in the twenty days prior to the fifth business date after the date on which the Issuer announces its financial results for the third quarter of 1997 (the "Determination Date") shall be lower than $16.50. The amount of escrow shares to be distributed to the Purchasers is to be determined by the percentage of decrease, if any, in the price of the shares. Until the Determination Date, the Reporting Person shall retain the sole voting powers with respect to the escrow shares and the right to receive all cash dividends issued on such shares.

             (c)  Transactions  in  Securities of the  Company During Past Sixty
                  --------------------------------------------------------------
Days:
-----

             See Item 3.

             (d)  Dividends and Proceeds:
                  -----------------------
                    N/A

             (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock:

                    N/A

             Item 6.         Contracts, Arrangements, Understandings
             -------         ---------------------------------------
                             or Relationships With Respect to
                             --------------------------------
                             Securities of the Issuer
                             ------------------------

             See Items 2 and 5.

             Under the Plan, Mr. Rosenberg exchanged all of his shares of the Predecessor Corporation of 2,530,000 shares of Common Stock of the Company, $4,500,000 in cash plus a note in the original principal amount of $6,900,000 (the "Cash Flow Note"). The Cash Flow Note was personally guaranteed by the Reporting Person and the guarantee collateralized with 539,063 shares of the Reporting Person's Common Stock.

             Until five years from the final closing of the Company's initial public offering (i) the Reporting Person has granted to Mr. Rosenberg the right to participate with the Reporting Person in any sales of the Reporting Person's shares of Common Stock at the same price per share and terms, subject to exceptions for Rule 144 sales and sales after Mr. Rosenberg's ownership of Common Stock is less than four percent of the outstanding shares of Common Stock, and (ii) Mr. Rosenberg has granted to the Reporting Person a right of first refusal on Mr. Rosenberg's shares of Common Stock, subject to similar exceptions.

             Item 6 was amended on April 24, 1996 as follows:

             In accordance with the terms of the Underwriting Agreement, the Reporting Person has agreed that he will not during a period of 120 days following April 15, 1996, without the prior written consent of Salomon Brothers Inc., offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock beneficially owned by such person, or any securities convertible into, or exchangeable for, shares of Common Stock, other than shares of Common Stock disposed of as bona fide gifts or shares of Common Stock issuable upon the exercise of certain outstanding warrants pursuant to which the Company has assigned to the Reporting Person its obligations to deliver the Common Stock thereunder.

             Item 6 is amended as follows:

             In accordance with the terms of the Stock Purchase Agreement, the Reporting Person has agreed that except for the disposition of up to 2,000,000 shares of Common Stock to a charitable foundation, he will not sell, assign, transfer or otherwise dispose of any additional shares of Common Stock for a period of twelve (12) months from March 10, 1997 (the "Lock-up Period"); provided, however, that if the current market price of the Common Stock shall increase by an amount greater than 20% from $16.50 per share for a period of twenty (20) consecutive trading days, the Lock-up Period shall be reduced to ninety (90) days. The Reporting Person shall be released from the aforesaid restrictions if a third party shall make an offer to purchase a majority of the Issuer's outstanding Common Stock.

             Item 7.         Material to be Filed as Exhibits
                             --------------------------------

             10.1 Plan of Reorganization between and among the Company, Tel-Save, Inc., the Reporting Person and Paul Rosenberg. (previously filed)0

             10.2. Guarantee and Stock Pledge Agreement entered into September 25, 1995 by and among the Reporting Person, Paul Rosenberg and Midlantic Bank. (previously filed)

             10.3. Voting Trust Agreement dated as of September 25, 1995 by and among Paul Rosenberg, the Reporting Person and the Company (previously filed)

             10.4.  Co-Sale/Right  of  First  Refusal   Agreement  dated  as  of
                    September 25, 1995 by and among the Company, the Reporting Person and Paul Rosenberg. (previously filed)

             10.5.  Underwriting   Agreement   dated  as  of  April  15,   1996.
                    (previously filed)

             10.6. Stock Purchase Agreement among the Purchaser listed therein and the Reporting Person dated March 10, 1997 (filed herewith)

             10.7. Escrow Agreement among Marine Midland Bank as Escrow Agent, the Purchasers listed there and the Reporting Person dated March 10, 1997 (filed herewith)

             10.8 Registration Rights Agreement between the Issuers and the Purchasers dated March 10, 1997 (filed herewith)



--------
*Incorporated by reference to the Registration Statement on Form S-1 of Tel-Save Holdings, Inc. (File No. 33-94940).

                                    Signature
                                    ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/Daniel Borislow
                                                  ------------------------------
                                                  Daniel Borislow






Dated:  March 12, 1997